United States securities and exchange commission logo





                             December 27, 2022

       Hung To Pau, Ph.D.
       Chief Executive Officer
       Advanced Biomed Inc.
       689-87 Xiaodong Road
       Yongkang District
       Tainan, Taiwan

                                                        Re: Advanced Biomed
Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
30, 2022
                                                            CIK No. 0001941029

       Dear Hung To Pau:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted November 30, 2022

       Cover Page

   1. We note your cover page disclosure that you "face various legal and operational risks and uncertainties relating
to [y]our subsidiaries    operations in China." We also note your
                                                        prospectus convention
on page 13 that while    China    refers to the People   s Republic of
                                                        China, including Hong
Kong and Macau, "the only time such jurisdictions are not
                                                        included in the
definition of PRC and China is when [you] reference to the specific laws that have been adopted
by the PRC." Please revise your cover page disclosure to state that the legal and
operational risks associated with operating in China also apply to your operations in Hong
Kong.
 Hung To Pau, Ph.D.
FirstName LastNameHung    To Pau, Ph.D.
Advanced Biomed   Inc.
Comapany27,
December  NameAdvanced
              2022        Biomed Inc.
December
Page 2    27, 2022 Page 2
FirstName LastName
2. We note your disclosure on page 15 that you will issue underwriters warrants for 4.0% of the aggregate number of shares of common stock sold in this offering. Please reference these warrants in the table included in the cover page of the
Prospectus.
3. We note your statement that any audit reports not issued by auditors that are completely inspected or investigated by the PCAOB, or a lack of PCAOB inspections of audit work undertaken in China that prevents the PCAOB from regularly evaluating your auditors audits and their quality control procedures, could result in limitation or restriction to your access to the U.S. capital markets, and trading of your securities, including trading on the
         national exchange and trading on    over-the-counter    markets, may
be prohibited under the
         HFCAA. Please also revise to explicitly state that an exchange may determine to delist your securities.
4. We note your discussion on page 4 about how cash can be transferred through your organization. Please revise to include a cross-reference to the consolidated finanical statements.
Market, Industry and Other Data, page 8

5. We note your statement on page 8 that although you believe these third-party sources are reliable as of their respective dates, neither you nor the underwriters have independently verified the accuracy or completeness of this information. Please delete this language or clarify that you are liable for all such information included in your registration statement.
Our Company
Overview, page 9

6. We note your statement that you have developed three automated devices and "have initially applied the devices in clinic trials." Please provide additional detail regarding the testing of these devices and clarify if you have engaged in any clinical trials. To the extent you have engaged in any clinical trials for any of your products, please provide complete disclosure regarding these trials here or elsewhere in the prospectus.
7. On page 9 please revise to briefly further describe your products and clarify the approvals required for each in order to begin sales in China and the current regulatory status of each. For example, please explain what an application for localization registration is. We also note on page 9 you say your immunochromogenic kits "are ready to be transformed into commercialization" and on page 10 you state you "completed production registration for A+Pre and AC-1000 in China," please explain what this means. Please also explain whether, and if so, how, your products are used with or dependent on each other. Briefly explain what an immunochromogenic kit is, how it is used and the differences between your kits. Provide comparable disclosure in the Business section as appropriate.
8. We note your statements that "[your] three microfluidic biochips, A+Pre Chip and
         AC1000 CTC enrichment chip can be mass-produced" and that "A+Cellscan chip have completed the development plan." Please state the basis for your statement that these chips
 Hung To Pau, Ph.D.
FirstName LastNameHung    To Pau, Ph.D.
Advanced Biomed   Inc.
Comapany27,
December  NameAdvanced
              2022        Biomed Inc.
December
Page 3    27, 2022 Page 3
FirstName LastName
         can be mass-produced and note, if true, that to date none of the chips have been mass-
         produced by the Company or any third party. Additionally, please clarify what the development plan for the A+Cellscan chip entailed, when it was completed and the next steps for the development or commercialization of that product.
9. We note your statements that "[i]n the future, [you] plan to set up a subsidiary in the
         United States for business operations in North America" and that you "also plan to develop the European market and conduct localized management and operation in the region in compliance with European rules and regulations." Please specify if you have a timeframe for establishing North American or European operations and note what actions, if any, you have taken to date with respect to business in these jurisdictions. Please also include risk factor disclosure regarding the operational and regulatory risks and uncertainties surrounding potential expansion into these markets, including the need for regulatory approvals in these jurisdictions and the risk that regulators in the United States and European Union may not accept clinical data from trials conducted in China.
Prospectus Summary, page 9

10. We note that your Prospectus Summary appears to only discuss the positive aspects of your business. The prospectus summary should provide a brief, but balanced, description of the key aspects of the company as of the latest practicable date. Please revise the summary to balance the positive aspects of your business with a similarly prominent discussion of risks and challenges you face. For example, please note that you do not currently have any products approved for sale, have not generated any revenue from the sale of products, and do not expect to generate revenue from the sale of your product candidates until you complete clinical development, submit regulatory filings and receive approvals from the applicable regulatory bodies for such product candidates.
11. Please include a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the Company or offering speculative or risky as it appears the Risk Factors section beginning on page 18 is longer than 15 pages. Please refer to Item 105(b) of Regulation S-K. Additionally, in your summary of risk factors, disclose the risks that your corporate structure and being based in
         or having the majority of the company   s operations in China poses to
investors. In
         particular, describe the significant regulatory, liquidity, and enforcement risks with cross-
         references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas
 Hung To Pau, Ph.D.
Advanced Biomed Inc.
December 27, 2022
Page 4
         and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Finally, include summary risk factor disclosure and disclosure in the Enforceability of Civil Liabilities section concerning whether your directors and officers are located in China and, if so, that it will be even more difficult to enforce liabilities against them.
12. Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC),
         Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
13. Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary have made to the holding company and which entity made such transfer, and their tax consequences.
         Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Your disclosure should make clear if no transfers, dividends, or distributions have been made to date. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors.
Commercialization Preparation, page 10

14. We note your statement that you "have been cooperating with the injection molding machine manufacturer Riva Machinery Co., Ltd. and the mold manufacturer Unimold
       Technology Inc. to conduct mass production mode testing and trial production." Please expand on this statement to note the current status of the mode testing and trial production. Additionally, please note if you have entered into any contracts with these
FirstName LastNameHung To Pau, Ph.D.
       entities with respect to mass production. If so, please file these agreements as exhibits to
Comapany    NameAdvanced
       the Registration       Biomed
                         Statement or Inc.
                                      provide us your basis for not doing so.
If you have not
       entered
December        into contracts
           27, 2022   Page 4 with these entities, please clarify the nature of
your relationship.
FirstName LastName
 Hung To Pau, Ph.D.
FirstName LastNameHung    To Pau, Ph.D.
Advanced Biomed   Inc.
Comapany27,
December  NameAdvanced
              2022        Biomed Inc.
December
Page 5    27, 2022 Page 5
FirstName LastName
Market Opportunities, page 10

15. Please balance your disclosure of these estimated global and United States markets by noting that you intend to initially focus on developing your cancer screening market in
         China. To the extent available, please provide corresponding estimates of the Chinese market for comparison. In this regard, we note your risk factor disclosure on page 18 that
         "Taiwan and China   s precision oncology detection market is still in
its early stage of
         development and rapidly evolving." Please revise page 10 to state the date of the Goldman
         Sachs and Piper Jaffray data, and if more recent data is available for the 2015 JP Morgan
         report. Also, it says this data is based    pending substantial
clinical support for the use of
         liquid biopsy as a routine means of early screening,    revise to
state the current and
         necessary levels of clinical support.
Competitive Strengths, page 11

16. On page 11 you state your technology enables a fast and inexpensive method for early cancer diagnosis. Please revise to state the basis for your technology being inexpensive.
Our Platform, page 11

17. We note your statement that you can "also provide application services in tumor screening, auxiliary diagnosis, treatment evaluation, prognosis evaluation, recurrence and metastasis detection, individualized medication guidance, and companion diagnosis"
         including to third parties for a fee. Please revise to note the basis for your ability to provide these services and state whether you have provided such services to date or if these applications are potential, but speculative, uses for your platform. Note whether you consider these services to third parties will be a material part of your operations in the future.
Risk Factors
Risks associated with numerous government regulations, page 23

18. We note your statements here that "[d]ue to the relatively short history of the cancer screening industry in China, a comprehensive regulatory framework to regulate the industry has not yet been established" and that "[a]ll significant aspects of the development and commercialization of [y]our products are strictly regulated in China."
         Please reconcile these two statements.
If our existing and new products fail to meet the quality standards required by applicable laws, our business and reputation..., page 25

19.      This risk factor includes a cross-reference to a section titled
Business     Quality
         Control    that does not appear to be included in the Prospectus.
Please revise your
         disclosure to include a discussion of your quality control systems or remove this cross reference. In this regard, we note your disclosure on page 85 that under applicable
 Hung To Pau, Ph.D.
Advanced Biomed Inc.
December 27, 2022
Page 6
         regulations in the PRC, "an enterprise engaged in the production of medical devices shall establish and effectively maintain a quality control system in accordance to the requirements of the Standards on Production and Quality Management of Medical
         Devices."
Risks Related to Doing Business in Taiwan, page 31

20. We note your disclosure in this section regarding certain R&D contracts between
         Advanced Biomed Taiwan and other legal persons in Taiwan, such as National Cheng
         Kung University Hospital, National Applied Research Laboratories and your research projects collaborated with Chenggong University Hospital in two written contracts. Please expand on your disclosure to note the material terms of these contracts. Additionally, please file these contracts as exhibits to the Registration Statement or provide us with your basis for not filing them. Please refer to Item 601 of Regulation S-K. Any lack of requisite approvals, licenses, permits or filings or failure to comply with any requirements of Taiwan laws..., page 32

21. We note your disclosure that in order to complete the updated shareholder registration of
         Advanced Biomed Taiwan following the July 2022 acquisition, you "still need the foreign investment approval from the Bureau of Economic Development of Tainan City
         Government in accordance with the Taiwan Company Act." Please expand on this risk factor to note the potential consequences to your business operations and/or ownership of this entity, and, if applicable, this offering, in the event such approval is not granted.
Use of Proceeds, page 51

22. We note your disclosure that you intend to use approximately 80% of the net proceeds of the offering for "IVD clinical trials, chip design and development and laboratory building." Please expand on your Use of Proceeds disclosure to indicate how far in the development process you estimate that the allocated proceeds from the offering will
FirstName LastNameHung To Pau, Ph.D.
       enable you to reach. For example, please indicate if you expect to be able to fund specific
Comapany    NameAdvanced
       phases                  Biomed
               of clinical trials,      Inc. the design and development of
specific chips or finish
                                   complete
       building
December         yourPage
           27, 2022    laboratory
                            6       without raising additional capital.
FirstName LastName
 Hung To Pau, Ph.D.
FirstName LastNameHung    To Pau, Ph.D.
Advanced Biomed   Inc.
Comapany27,
December  NameAdvanced
              2022        Biomed Inc.
December
Page 7    27, 2022 Page 7
FirstName LastName

Dividend Policy, page 52

23. We note your statement that "[t]he proceeds of this offering from Advanced Biomed to
         Advanced Biomed Taiwan should be approved by Taiwan Investment Commissions."
         Please clarify if approval is needed from the Taiwan Investment Commission in connection with the offering or the subsequent transfer of the net proceeds from Advanced
         Biomed to Advanced Biomed Taiwan and, if material, include risk factor disclosure regarding the consequences if any such approval is not granted. In this regard, we also note your statement in this section that "[b]ased on the current corporate structure,
         Advanced Biomed does not believe that there are restrictions and limitations on its ability to: (i) remit offering proceeds to its subsidiaries outside China..." Management's Discussion and Analysis
Results of Operations, page 56

24. We note that you list multiple factors that contribute to changes in your results. For example, you disclose several factors contributing to the increase in general and administrative expenses. Please revise your disclosure to quantify each material factor that contributes to a change in your expenses. Refer to Item 303(b) of Regulation S-K.
Critical Accounting Policies and Estimates, page 58

25. The disclosures of your critical accounting policies and estimates appear to be a repetition of your significant accounting policies. Please revise your disclosures to address the material implications of the uncertainties that are associated with the methods, assumptions and estimates underlying your critical accounting estimates. Your expanded disclosure should address the risk related to using different assumptions and analyze their sensitivity to change based on outcomes that are deemed reasonably likely to occur. Refer to Item 303(b)(3) of Regulation S-K.

Our Business
Our Industry, page 64

26. We note your statements that "[i]t is estimated that the global liquid biopsy market will have a CAGR of 20.5% in 2018-2023" and that "[b]y 2023, the global liquid biopsy market space is estimated to reach about 24 billion US dollars." Please revise to clarify who has made these estimates. Please also note whether the reported historical CAGR for the period from 2018-2021 or 2018-2022 (if available) is consistent with the estimate of a
         CAGR of 20.5% and to state the reported historical size of the global liquid biopsy market in 2021 or 2022 (if available). Finally, please discuss any material assumptions underlying the projections included in this section and note that while these are estimates of the global market, you intend to initially focus on developing your cancer screening market in
         China.
 Hung To Pau, Ph.D.
FirstName LastNameHung    To Pau, Ph.D.
Advanced Biomed   Inc.
Comapany27,
December  NameAdvanced
              2022        Biomed Inc.
December
Page 8    27, 2022 Page 8
FirstName LastName
China's Cancer Early Screening Market, page 65

27.      We note your statement that "China   s early screening market is
growing steadily, and the
         scale is expected to exceed 150 billion in three years." Please revise to state (i) who is providing this estimate or expectation, (ii) the basis therefor and
(iii) the applicable
         currency (yuan, U.S. dollars, etc.)
Product in the Pipeline, page 75

28. Please expand on your description of your A+LCGuard product to explain how the product works. Additionally, we note your disclosure concerning the A+LCGuard product on page
         75: "The results of this group of data are better than other blood testing methods on the
         market.    Please remove such comparison as comparisons to available
products and other
         product candidates are not appropriate unless you have conducted head-to-head trials.
         Please also revise your disclosure to state that sensitivity of your product was not tested against these two comparable blood testing products in head-to-head comparisons.
Intellectual Property, page 77

29. Please revise your intellectual property disclosure to clearly describe on an individual or patent family basis (i) the specific products, product groups and technologies to which your patents and patent applications relate, (ii) whether such patents have been granted or if they are pending, (iii) the type of patent protection granted for each product for material patents, as well as (iv) the expiration year and the jurisdiction of each such patent. Please clearly distinguish between owned patents and any patents in-licensed from third parties.
         In this regard it may be useful to provide tabular disclosure. Advisors, page 78

30. We note your disclosure that you have worked with certain advisors pursuant to certain advisory agreements. Please clarify the nature of the work performed by these individuals under the advisory agreements. Please also include a description of the material terms of the advisory agreements, including compensation paid, the scope of the services provided and any termination provisions. Finally, we note your statement that the advisors "attend quarterly meetings of [y]our strategic development committee and provide professional advice to the committee." There does not appear to be a description of your strategic development committee elsewhere in the prospectus. Please revise to include a description of such committee or advise.
Regulations in the PRC
Registration and Filings of Medical Devices, page 84

31. We note your statements that under the PRC regulations relating to the classification of medical devices, the products you currently manufacture and sell shall be defined as Class
         I medical devices and that "clinical trials are not required for the filing of the Class I
 Hung To Pau, Ph.D.
FirstName LastNameHung    To Pau, Ph.D.
Advanced Biomed   Inc.
Comapany27,
December  NameAdvanced
              2022        Biomed Inc.
December
Page 9    27, 2022 Page 9
FirstName LastName
         medical devices, but necessary for the registration of Class II and Class III medical device with certain exceptions." We also note your risk factor disclosure on page 22 that you
         "must conduct various clinical trials to demonstrate the sensitivity and specificity of
         [y]our test prior to regulatory approval for marketing of [y]our product candidates" and that the Use of Proceeds section states you will use net proceeds of the offering, in part, for IVD clinical trials. Please clarify if you will be required to conduct clinical trials in connection with the development or sale of your product in the PRC and ensure your disclosure is consistent throughout the prospectus. If you are required to conduct clinical trials, please include disclosure regarding the status and expected timing for such trials.
National Medical Insurance Program, page 87

32. We note your disclosure regarding the National Medical Insurance Program in the PRC and that the Notice of Opinion on the Diagnosis and Treatment Management, Scope and
         Payment Standards of Medical Service Facilities Covered by the National Urban
         Employees Basic Medical Insurance Scheme regulation "prescribes the coverage of diagnostic and treatment devices and diagnostic tests where part of the fees is paid through the basic medical insurance scheme." We also note your statement that "[d]etailed reimbursement coverage and rate for medical devices and medical services (including
         diagnostic tests and kits) are subject to each province   s local
policies." Please expand on
         this disclosure to discuss how you anticipate reimbursement coverage and rates will be determined for your products, the applicable agency or agencies that will make such determinations in the PRC and the anticipated timeline for any such decisions. To the extent material, please include risk factor disclosure regarding risks and uncertainties around reimbursement coverage and rates, particularly with respect to the need to negotiate such terms with government entities in the PRC. We also note that on page 87 you state that a Notice of Opinion includes a negative list that precludes certain devices and medical services from governmental reimbursement. Please revise to state the criteria for the types of devices and medical services that are included on the list.
Compensation of Directors and Executive Officers, page 103

33.      We note your disclosure that "[n]o directors    or executive officers
  compensation was paid
         during the years ended June 30, 2022 and 2021" and your statement on page 104: "Other than the compensation agreements and other arrangements described
under    Executive
         Compensation    and    Director Compensation    in this prospectus,
since July 1, 2019, there
         has not been any transaction   .       Executive Compensation    and
 Director
         Compensation    are not headings that appear in this prospectus. We
also note that the four
         members of your current management team all began serving as executive officers in November 2022 but that you were incorporated in Nevada in
July 2021 and
         started operations in 2014 through Advanced Biomed Taiwan. Please clarify if any compensation was paid to any former directors or executive officers during the year ended
         June 30, 2022 or the year ended June 30, 2021. Please refer to the persons covered by Item 402(m)(2) of Regulation S-K, as applicable. Additionally, please note if the
 Hung To Pau, Ph.D.
FirstName LastNameHung  To Pau, Ph.D.
Advanced Biomed  Inc.
Comapany27,
December  NameAdvanced
             2022       Biomed Inc.
December
Page 10 27, 2022 Page 10
FirstName LastName
         members of your current management team have entered into employment agreements in connection with their service and, if applicable, file such agreements as exhibits to the
         Registration Statement. Please refer to Item 601(b)(10)(iii) of Regulation S-K.
Enforceability of Civil Liabilities, page 117

34. Please expand on your discussion in this section to provide additional disclosure related to the enforceability of civil liabilities in Hong Kong or state that your discussion regarding the enforcement of foreign judgments in the PRC also applies to Hong Kong. In this regard, we note your prospectus convention on page 13 that while
China    refers to the
         People   s Republic of China, including Hong Kong and Macau, "the only time such
         jurisdictions are not included in the definition of PRC and China is when [you] reference to the specific laws that have been adopted by the PRC." Additionally, please expand on your statement that "most of [y]our directors and officers are nationals or residents of jurisdictions other than the United States" to specify the jurisdictions where your directors and executive officers are located.
Note 1. Organization and Principal Activities, page F-7

35. On December 30, 2021, we note that Shanghai Sglcell Biotech Co., Ltd. acquired 100%
         equity interest of Nanjing Yitian Biotech Co., Ltd. Please disclose the terms of the acquisition as well as how you accounted for this acquisition.
36. In July 2022, you consummated a reorganization pursuant to which you acquired 100%
         equity interest of Advanced Biomed Inc. (Taiwan), as a wholly owned subsidiary. Your disclosures indicate that the financial statements have been prepared on the basis as if the reorganization became effective as of the beginning of the first period presented. In this regard, please address the following:
             Please disclose the terms of the reorganization;
             Please tell us how you determined it was appropriate to retroactively reflect the impact of this reorganization; and
             On page F-14, you also disclose a series of re-organizing transactions resulting in 8 million shares of ordinary shares outstanding as of June 30, 2022. Please clarify whether this is related to the same July 2022 reorganization as well as why your financial statements do not reflect 8 million shares outstanding consistent with your disclosures.
Note 5. Goodwill, page F-14

37. In regards to your acquisition of Shanghai Sglcell Biotech Co., please address the following:
             We note that the primary asset purchased in the acquisition was equipment and net working capital. Please tell us how you determined that you acquired a business and correspondingly should account for this as a business combination pursuant to ASC
              805. Please specifically address the guidance in ASC 805-10-55, including 10-55-5A
 Hung To Pau, Ph.D.
Advanced Biomed Inc.
December 27, 2022
Page 11
              which states if substantially all of the fair value of the gross assets acquired is concentrated in a single identifiable asset or group of similar identifiable assets, the set is not considered a business; and
                Please address what consideration you gave to providing financial statements of this entity pursuant to Rule 3-05 of Regulation S-X as well as corresponding pro forma financial information pursuant to Article 11 of Regulation S-X.
Item 15. Recent Sales of Unregistered Securities, page II-2

38. It appears from your disclosure in this section that 100% of your 25,000,000 outstanding shares of common stock were issued on October 25, 2022. Please revise your disclosure to explain the circumstances surrounding these stock issuances. Additionally, we note your disclosure on page 12 that you "were incorporated in Nevada in July 2021 as a holding company" and "started operations in 2014 through Advanced Biomed Taiwan as a research and development center for technology research and product development."
         Please clarify how these recent stock issuances relate to your corporate history and previous stockholders to the extent they were different than your existing stockholders.
Item 17. Undertakings, page II-3

39. Please revise to provide all of the undertakings required by Item 512 of Regulation S-K.
General

40. We note that the Registration Statement does not appear to include any discussion of the tax consequences to investors of investing in the Company. Please tell us how you determined that the tax consequences to investors are not material.
41.      We note your statements on page 35 and 94 that    [b]ased on the
advice of [your] PRC
         legal adviser and [y]our understanding of currently applicable PRC laws and regulations,
         [y]our registered public offering in the U.S. is not subject to the review or prior approval
         of the Cyberspace Administration of China (the    CAC   ).    Please
identify the PRC legal
         adviser, clarify if it is an entity separate from your "PRC counsel," and file a consent.
         Alternatively, remove the reference and explain the basis for your belief that you are not subject to the review or required to obtain prior approval of the CAC.
42. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameHung To Pau, Ph.D.
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany    NameAdvanced
       present                Biomed in
               to potential investors Inc.
                                        reliance on Section 5(d) of the
Securities Act, whether or
       not they
December        retainPage
           27, 2022    copies
                           11 of the communications.
FirstName LastName
 Hung To Pau, Ph.D.
FirstName LastNameHung  To Pau, Ph.D.
Advanced Biomed  Inc.
Comapany27,
December  NameAdvanced
             2022       Biomed Inc.
December
Page 12 27, 2022 Page 12
FirstName LastName
       You may contact Nudrat Salik at 202-551-3692 or Al Pavot at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact
Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-7153 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Industrial
Applications and
                                                         Services
cc:      Fang Liu, Esq.